SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

04033576

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ______________.

Commission file number 1-16767

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Westfield Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY WESTFIELD BANK

BY: /s/ Victor J. Carra
Victor J. Carra

DATE: 6/24/04

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(K) PLAN
AS ADOPTED BY WESTFIELD BANK

FINANCIAL STATEMENTS TO ACCOMPANY THE 2003 FORM 5500
ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN UNDER ERISA OF 1974

FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(K) PLAN
AS ADOPTED BY WESTFIELD BANK

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Years Ended December 31, 2003 and December 31, 2002

	Page(s)
Independent Auditor's Report	1
Statement of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedules:	
Schedule of Assets Held for Investment Purposes	11
Schedule of Reportable Transactions	11

Joseph L. Schiappa, P.C. **Certified Public Accountant**

P.O. Box 8515
Haverhill, MA 01835

978-771-6934

The Board of Directors
Savings Banks Employees Retirement Association:

We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the Savings Banks Employees Retirement Association ("SBERA") 401(k) as adopted by Westfield Bank (the "Plan") as of December 31, 2003 and 2002 and the related Statement of Changes in Net Assets Available for Plan Benefits for the years then ended. These Financial Statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2003 and 2002, and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph L. Schiappa, P.C.

Haverhill, Massachusetts
June 23, 2004

SBERA 401(K) PLAN
AS ADOPTED BY WESTFIELD BANK

Statement of Net Assets Available for Plan Benefits

As of December 31,

		2003		2002
Loan to participants	$	63,715	$	29,971
Investments, at fair market value:				
Interest in SBERA common /collective trust		3,844,299		2,653,957
Net assets available for plan benefits	$	3,908,014	$	2,683,928

The accompanying notes are an integral part of these financial statements

SBERA 401(K) PLAN
AS ADOPTED BY WESTFIELD BANK

Statement of Changes in Net Assets Available for Plan Benefits

For The Years Ended December 31,

	2003	2002
Contributions:		
Employee	$ 410,823	$ 398,025
Employer	134,859	127,752
Employee rollovers	-	-
Total contributions	545,682	525,777
Investment Income:		
Net investment gain/(loss) from investment in SBERA common/collective trust	839,810	(307,250)
Interest income, participant loans	2,304	1,499
Total investment income	842,114	(305,751)
Total additions	1,387,796	220,026
401(k) disbursements:		
Benefits paid	154,471	207,570
Corrective payments	4,820	-
Deemed distributions	4,419	-
Total subtractions	163,710	207,570
Net increase/(decrease) before transfer	1,224,086	12,456
Transfer of assets to this plan	-	-
Net increase/(decrease) in net assets	1,224,086	12,456
Net assets available for plan benefits:		
Beginning of period	2,683,928	2,671,472
End of period	$ 3,908,014	$ 2,683,928

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements

(1) Description of Plan

The following brief description of the Savings Banks Employees Retirement Association ("SBERA") 401(K) Plan as adopted by Westfield Bank (the "Bank") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General
The Plan is part of the SBERA 401(k) Savings Plan Common/Collective Trust (the "Trust"). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan's assets are jointly invested and the return on the assets is allocated monthly to each Plan based on the percentage of ownership each Plan had in the Trust's net assets at the end of the prior month. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan's ownership percentage in the net assets of the Trust.

The Plan is a defined contribution Plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation
To become eligible for participation, an employee must be at least age 21 and must have completed three months of service for deferrals and one year is required for employer matching. Upon reaching retirement age, a participant can direct distribution of balances under several options described by the 401(k) Plan document.

Participants may contribute between one and seventy five percent of their annual earnings on a pretax basis, subject to maximum annual limits. Participants may change their investment options daily. The bank may also match a portion of the employee's contribution as outlined in the Plan's adoption agreement.

Withdrawals
Participants may withdraw contributions only after attaining 59 ½ years of age, termination of service or, subject to the consent of the Plan Administrator, in the case of financial hardship. Upon termination of employment, retirement or death, all salary deferrals and the vested portion of employer contributions are payable to the participant or his/her beneficiary.

Vesting
Participants are at all times 100% vested in their own contributions to the Plan. Employer contributions, if any, will be vested according to a three year Cliff vesting schedule elected by the employer in the Plan's adoption agreement.

Plan Termination
Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

(1) Description of Plan (continued)

Participant Loans
Loans may be made to participants when directed by the Plan Administrator upon request by the participant. Each loan shall bear interest at the prime rate, as published in the *Wall Street Journal* on the last day of the previous month prior to the origination of the loan, plus one percentage point. The rate is fixed for the duration of the loan. Interest and principal are repaid and credited to the participant's account based on his/her current investment choices.

The maximum loan amount is one half of the participant's vested 401(k) account balance, not to exceed fifty thousand dollars. The minimum loan amount is one thousand dollars. Loans are repayable over a period of up to five years and in the case of residential real property up to twenty years.

Benefit Payments
Benefits are recorded when paid.

Investment Options
Participants may direct the investment of their deferrals and any employer matching contributions to any of nineteen investment accounts, in accordance with the participant's election. Earnings in these funds and/or market gains or losses are reflected in their changing unit values or returns.

Money Market Account
A portfolio of U.S. Treasury or agency obligations with maturities of six months or less.

Equity Account
A diversified portfolio of domestic and international stocks.

Bond Account
A portfolio of U.S. Treasury obligations and other obligations guaranteed by the U.S. Government or its agencies.

Asset Allocation Account
A portfolio of domestic and international common stocks, bonds and money market investments.

Index 500 Account
A portfolio of domestic stocks based upon the *Standard & Poor's 500 Composite Price Index.*

Small Cap Growth Account
A portfolio of common stocks of small to medium sized companies.

International Equity Account
A portfolio of international equity securities.

(1) Description of Plan (continued)

Fidelity Enhanced Index Account
A portfolio of domestic stocks based upon the *Standard & Poor's 500 Composite Price Index*, invested only in stocks held by Fidelity Investment's mutual funds.

Employer Stock Index Fund
A unitized portfolio based on the value of the employer's bank stock.

Large Cap Value Account
The Large Cap Value Account investment philosophy combines detailed fundamental research, bottom-up stock selection, portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Mid-Large Cap Value Account
The investment objective of this account is to seek a superior total return with only a moderate degree of risk. The account seeks to achieve its investment objective by investing primarily in U. S. Dollar-denominated equity securities of companies with market capitalizations of at least $2 Billion. The account seeks to achieve a total return greater than the S & P 500 over a full market cycle and indices comprised of value-oriented stocks over shorter periods.

Small Cap Value Account
A domestic common stock portfolio comprised of value-oriented stocks whose sector weights are relatively similar to those of the Russell 2000 Index.

LifePath Accounts
LifePath Retirement, LifePath 2010, LifePath 2020, LifePath 2030, LifePath 2040.
These funds are designed for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. The number indicates the approximate year the participant plans to start withdrawing their money. The fund with the highest number is made up of the most equities, since the time for withdrawal is the furthest away.

Certificates of Deposit
The sponsoring employer has certificates of deposits of the bank available for their participants when requested. This will vary by institution.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*
The financial statements of the Plan have been prepared on an accrual basis and are in conformity with accounting principles generally accepted in the United States of America. Participant accounting reflects balances on a cash basis.

(b) *Valuation of Investments*
Investments consist of assets held in The Savings Banks Employees Retirement Association Common/Collective Trust and are valued at their fair market value as of December 31, 2003 and 2002. Participant loans are valued at cost, which approximates market value. The Trust reports bonds and other obligations, short term investments and equity securities at fair values based on published quotations. Interest earned is recorded on the accrual basis. Dividends are recorded when received. Purchases and sales of investments are recorded on a trade date basis. Gains and losses on the sale of investments are calculated using the average cost method.

(c) *Use of Estimates*
In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. These significant estimates include the accumulated plan benefits and market values of investments. Actual results could differ from those estimates.

(3) Investments

The plan owned approximately 0.58% of the fair market value of the Trust net assets at December 31, 2003. Financial statements of the Trust as a whole at December 31, 2003 were:

		December 31, 2003
Cash	$	11,289,165
Investments:		
Bonds and other obligations:		
U.S. Government and agency obligations		121,305,618
Other bonds and obligations		1,652,349
Total bonds and other obligations		122,957,967
Short-term investments		84,064,483
Equity securities, primarily common stock		422,621,539
Guaranteed investment contract		-
Balanced fund		26,756,949
Loans to 401(k) plan participants		8,224,227
Total investments		664,625,165
Other assets and (liabilities), net		351,727
Total Trust net assets	$	676,266,057

(4) Trust Income

Trust income or (loss) for the year ended December 31, 2003 was comprised of:

Investment income:		
Net realized gains on investments	$	14,864,032
Interest and dividends		8,339,723
Unrealized appreciation/(depreciation) of investments		-
Total investment income		14,864,032
Administrative expenses		(1,387,304)
Total Trust net income or (loss)	$	13,476,728
Portion allocated to this plan	$	839,810

(5) Administration of the Plan

Investment expenses of the Trust's Funds, such as custodial and advisory fees, are borne by the Trust. Transaction fees are borne by the Trust and are recorded as part of the cost of the investments acquired. Miscellaneous fees, including audit fees, are allocated to the Plan's sponsor.

(6) Federal Income Taxes

The SBERA 401(K) Plan is a Volume Submitter Plan, which has been approved by the Internal Revenue Service (IRS). SBERA is presently has individual determination letters for each adopting employer. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7) Employer Contributions

Employer contributions for Form 5500 and audit report	$ 134,859
Employer contributions for plan year 12/31/03 are	$ 135,737
Year 2002 adjustments determined and made in 2003	8,254
Year 2003 adjustments determined and made in 2004	(9,132)
Employer contributions for Form 5500 and audit report	$ 134,859

SBERA 401(K) PLAN
AS ADOPTED BY WESTFIELD BANK
Notes to financial statements

(7) Statement of Account Holdings

As of December 31, 2003 and 2002

	Money Market Account	Equity Account	Bond Account	Asset Allocation Account	Index 500 Account	Enhanced Index Account	*Small Cap* Growth Account	*International* Equity Account	Page 9 Totals	Participant Loans	.Totals
Balances at December 31, 2002	364,970	146,109	430,828	105,690	440,239	158,798	224,162	61,913	721,248	29,971	2,683,928
Contributions	78,393	31,186	103,009	13,325	134,288	14,185	75,126	24,958	94,749	(23,537)	545,682
Withdrawals	(22,359)	(43,593)	(9,325)	(2,133)	(34,395)	(212)	(24,174)	(4,530)	(18,570)	-	(159,291)
Loans	(18,879)	(10,723)	(11,740)	(797)	(10,706)	(512)	(4,443)	(379)	(1,217)	54,977	(4,419)
Transfers	(106,144)	84,249	(153,213)	(135,631)	188,519	(186,230)	24,553	53,426	230,471	-	-
Interest Income	3,664	-	-	-	-	-	-	-	30	2,304	5,998
Appreciation	-	56,967	17,586	19,546	174,166	13,971	113,908	27,902	412,070	-	836,116
Balances at December 31, 2003	299,645	264,195	377,145	-	892,111	-	409,132	163,290	1,438,781	63,715	3,908,014

SBERA 401(K) PLAN
AS ADOPTED BY WESTFIELD BANK
Notes to financial statements

As of December 31, 2003 and 2002

	Lifepath Retirement Account	Lifepath 2010 Account	Lifepath 2020 Account	Lifepath 2030 Account	Lifepath 2040 Account	Mid-Large Cap Value Account	Large Cap Value Account	Small Cap Value Account	Employer Stock Account	Large Cap Growth Account	Totals
Balances at December 31, 2002	-	-	-	-	-	21,903	30,412	26,043	642,890	-	721,248
Contributions	98	3,579	1,136	98	1,078	17,954	14,070	13,712	41,767	1,257	94,749
Withdrawals	-	-	-	-	(159)	(54)	(190)	(438)	(17,729)	-	(18,570)
Loans	-	(643)	-	-	-	(123)	(120)	(331)	-	-	(1,217)
Transfers	131	153,956	131	131	150	27,359	22,876	39,837	(16,701)	2,601	230,471
Interest Income	-	-	-	-	-	-	-	-	30		30
Appreciation	12	6,788	78	21	91	10,874	14,992	20,530	358,429	255	412,070
Balances at December 31, 2003	241	163,680	1,345	250	1,160	77,913	82,040	99,353	1,008,686	4,113	1,438,781

SBERA 401(K) PLAN
AS ADOPTED BY WESTFIELD BANK

Supplemental Schedules

As of December 31, 2003

Form 5500, Schedule H, Part IV, Line 4(i):
Total Assets Held For Investment Purposes

Issue	Description	Cost	Current Value
* The Savings Bank Employees Retirement Association	The Savings Bank Employees Retirement Association Common/Collective Trust	$ $2,774,677	$ 3,844,299
* Participant Loans	Interest of prime at loan origination plus 1%	$ -	$ 63,715

Form 5500, Schedule H, Part IV, Line 4(j):
Schedule of Reportable Transactions

Investments that represent 5% or more of total net assets available for the Plan under the Trust's pension benefits are as follows:

The Savings Bank Employees Retirement Association Common/Collective Trust	No reportable transactions

* - Party in interest to the Plan